Exhibit 99.1

Molecular Data Inc. Announces Share Distribution

SHANGHAI, China, June 30, 2020 (GLOBE NEWSWIRE) — Molecular Data Inc. (“Molecular Data” or the “Company”) (NASDAQ: MKD), a leading technology-driven platform in China’s chemical industry, today announced that it has completed the distribution of the Company’s ordinary shares held by MOLBASE Inc. (“MOLBASE”) to the existing shareholders of MOLBASE in proportion to MOLBASE’s current shareholding structure (the “Share Distribution”), effective June 30, 2020. This Share Distribution plan has been disclosed in the Company’s registration statement on Form F-1 declared effective on December 27, 2019 (the “Registration Statement”).

Prior to the Share Distribution, MOLBASE beneficially owned all of the Company’s issued and outstanding Class B ordinary shares, which constituted approximately 89.9% of the Company’s total issued and outstanding ordinary shares and 98.9% of the aggregate voting power of total issued and outstanding ordinary shares, and was deemed as the parent company of Molecular Data.

Subsequent to the completion of the Share Distribution, (i) Dr. Dongliang Chang beneficially owns 54,819,733 Class B ordinary shares of the Company, representing 15.9% of the Company’s total issued and outstanding ordinary shares and 65.3% of the aggregate voting power of the Company; and (ii) each existing shareholder of MOLBASE other than Dr. Dongliang Chang beneficially owns only Class A ordinary shares.

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of June 30, 2020, following the completion of the Share Distribution, for: (i) each of the Company’s directors and executive officers; and (ii) each person known to the Company to beneficially own more than 5% of the Company’s issued and outstanding ordinary shares. The calculations in the table below are based on ordinary shares outstanding as of June 30, 2020, consisting of (x) 290,813,051 Class A ordinary shares, and (y) 54,819,733 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Company has included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	% of beneficial ownership	% of aggregate voting power**
	Number	Number	Number	%	%
Directors and Executive Officers*:
Dongliang Chang	—	54,819,733	54,819,733	15.9	65.3
Zheng Wang	4,485,173	—	4,485,173	1.3	—
Dawei Ma	—	—	—	—	—
Ning Zhu	—	—	—	—	—
Yanbin Wang	—	—	—	—	—
Zhaohong Li	*	—	*	*	—
Qiaoqiao Sun	*	—	*	*	—
Li Li	5,376,979	—	5,376,979	1.5	—
All Directors and Executive Officers as a Group	10,916,951	54,819,733	65,736,684	18.4	65.3
Principal Shareholders:
Cool Emotion International Limited	—	54,819,733	54,819,733	15.9	65.3
Trustbridge Entities	52,940,896	—	52,940,896	15.3	6.3
Max Smart Limited	49,351,150	—	49,351,150	14.3	5.9
Greatest Investments Limited	43,801,792	—	43,801,792	12.7	5.2
Vangoo Entities	38,814,375	—	38,814,375	11.2	4.6
Sinovation Ventures Entities	36,225,916	—	36,225,916	10.5	4.3
TR Grand Fund Inc.	24,987,925	—	24,987,925	7.2	3.0

Notes:

*                 Less than 1% of our total issued and outstanding ordinary shares as of June 30, 2020.

**          For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Company’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Company’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The Company’s Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Further information regarding the beneficial ownership of ordinary shares is or will be included in the Company’s filings with the SEC.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data Weixin account, Chemical Community App and other ancillary platforms.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the education market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-5419-9057

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com